Virginia Gold Mines Inc.
Second quarterly report of 2002-2003
Message from the president
Virginia is pleased to present you with the results of the second quarter of 2002-2003.

MegaTEM project
A drill campaign is ongoing with Noranda / Novicourt. Around 150 MegaTEM targets have been identified and will be drilled through 2003-2004.

Poste Lemoyne Extension
 Virginia has just announced results from the last drill program. The campaign confirmed the extension at depth of the Orfée zone (24 g/t Au over 3.8 m).

Gayot Lake
Virginia and partner BHP Billiton will conduct a drill program on the Gayot Lake property this winter. Drilling will be carried out on two new zones discovered during the summer of 2002 and on the extension of three known zones.

La Grande Sud
Drilling has once again proved the extension at depth of the zone 32 at la Grande Sud, with a new hole grading 4.4 g/t on 7 m at a 450-metre depth. Furthermore a new gold-bearing zone has been discovered and a new drill campaign will start this spring.

Other
A drill campaign will soon begin on the Noëlla property to test the gold-bearing zone discovered in the summer of 2002.

Exploration budget for 2003
Virginia’s exploration budget adds up to $7.5 million, including $4 million that is financed by our different partners.

The President
André Gaumond

Press release since the last quarter :
January 27, 2003, Poste Lemoyne Extension - Update of Drill Results
January 23, 2003, Discovery of a New Gold-Bearing Zone at La Grande Sud
January 03, 2003, Closing of Two Private Placements - Virginia Now Eligible For QSSP In Quebec
November 12, 2002, Extensive Gold Mineralization Outlined By Trenching on Noella Lake Property
November 07, 2002, Gayot Lake- Results from Summer 2002 Field Program
November 06, 2002, Poste Lemoyne Extension: Confirmation at Depth of the Orfée Zone - La Grande Sud: Extension of Zones 32 and 30
October 30, 2002, Update on MegaTEM Strategic Alliance
October 09, 2002, Auclair Project - Signing of a $2.25 Million Agreement - Tantalium Properties - Sale of 3 Properties

Analyst’s recommendation and article on Virginia Gold since the last quarter :
Hard Rock Analyst D. & E.Coffin
Yorkton Securities D. Poirier
Gold Letter D. Vaughn
Le Soleil L. Tanguay
Doug Casey’s P. Van Eeden
International Speculator
Adrian Day’s A. Day
CBS MarketWatch T. Calandra
Les Affaires F. Riverin

All those document are on our web site at : www.virginia.qc.ca

________________________________________________________

VIRGINIA GOLD MINES INC.

Management Analysis of Results of Operations and Financial Position

Virginia’s financial statements are the responsibility of the company’s management, and have been approved by the board of directors. The financial statements were prepared by the company’s management in accordance with generally accepted Canadian accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects. Virginia specializes in gold and base metal exploration in Quebec. The company concentrates its activities outside of established mining camps and is privileged to be in partnership with major mining companies. In addition, Virginia profits from all the various exploration incentives available.

Results of Operations

Investment revenues are slightly lower than the previous exercise. Fees incurred as project operator in partnership have also decreased. MegaTEM surveys in partnership with Noranda during Summer 2001 explain last year's higher revenue fees. The increase of professional fees is mainly due to the implementation of new standards for stock-based payments (section 3870, Stock-based compensation and other stock-based payments) $65,540 is related to this new standard. MegaTEM surveys during Summer 2001 had increased last year's management fees. During this exercise, Virgina has partially abandoned its participation in its Adisson, Baie Payne, Fosse PT-PD, Apple and Sirmac properties. Only the sectors where the geology remains interesting have been retained.

Loss Before Interest, Tax and Depreciation

The annual loss before interest, tax and depreciation (or LBITD) incurred by Virginia amounts to $706,720 for the period ended November 30, 2002, compared to $1,325,898 for the period ended November 30, 2001.

Liquidity and Capital Resources

The company’s working capital stands at $11,878,104 as at November 30, 2002 compared to a balance of $11,043,763 at the beginning of the fiscal year. During the period, the company proceeded with two private financings totalling $1,250,000. This amount was added to fund exploration activities.

Outlook

Exploration works during Summer and Fall 2002 have given excellent results on La Grande Sud, Poste Lemoyne Extension, Lac Gayot and Lac Noëlla properties. These properties will be subjected to a drilling program during Spring 2003.

VIRGINIA GOLD MINES INC. (An exploration company) Balance sheets (expressed in Canadian dollars)
	November 30, 2002 $ (unaudited)	May 31, 2002 $ (audited)
ASSETS
Current assets
Cash and cash equivalents	1 450 411	1 352 707
Short-term investments (quoted value: 7,141,232 $ 7,176,668 $)	7 116 410	6 944 037
Income taxes recoverable	---	3 340
Amounts receivable	4 192 633	3 327 171
Prepaid expenses	32 878 ______________________	37 840 ______________________
	12 792 332	11 665 095

Exploration funds	693 332	929 498
Long-term investments	919 493	999 267
Office equipment	5 666	6 376
Mining properties	7 347 700 ______________________	7 224 931 ______________________
	21 758 523 ______________________	20 825 167 ______________________

LIABILITIES Current liabilities Accounts payable and accrued liabilities
Related companies	128 598	131 551
Others	785 630	489 781
	______________________ 914 228 ______________________	______________________ 621 332 ______________________

SHAREHOLDERS' EQUITY
Share capital	44 185 331	42 910 042
Contributed surplus	65 540	---
Deficit	(23 406 576) ______________________	(22 706 207) ______________________
	20 844 295 ______________________	20 203 835 ______________________
	21 758 523 ______________________	20 825 167 ______________________

VIRGINIA GOLD MINES INC.
(An exploration company)
Statements of Earning and Deficit
For the periods of three (3) and six (6) months ended November 30, 2002 and 2001 (unaudited)
(expressed in Canadian dollars)
	2002 3 months $	2001 3 months $	2002 6 months $	2001 6 months $
Revenue
Dividends	77 844	89 474	159 518	197 241
Gain (loss) on sale of short-term investments	(18 839)	60 226	26 154	62 089
Interests	94 186	123 978	184 847	267 066
Fees	32 036	37 014	71 685	112 533
	_________ 185 227 _________	_________ 310 692 _________	_________ 442 204 __________	_________ 638 929 _________
Expenses
Professional and maintenance fees	50 693	42 619	151 188	56 490
Management fees	51 471	36 371	74 307	126 135
Rent and office expenses	120 399	103 275	234 502	200 184
Advertising and exhibitions	31 132	8 333	47 581	21 546
Travelling	29 924	16 486	39 428	19 984
Interest paid	315	484	550	775
Depreciation of office equipment	355	378	710	755
General exploration cost	32 741	182 639	91 465	1 586 236
Grants, tax credits and mining rights	---	(62 597)	---	(635 000)
Cost of abandoned mining properties	73 208	589 444	479 339	589 444
Loss on sale of long-term investments	28 419	---	28 594	---
	_________ 418 657 _________	_________ 917 432 _________	_________ 1 147 664 _________	_________ 1 966 549 _________
Loss for the period before income taxes and share in the net earnings of Société Minière Orcapital Inc.	(233 430)	(606 740)	(705 460)	(1 327 620)
Income taxes	10 227 ___________	5 160 ___________	(5 091) ___________	(9 480) ___________
Loss for the period before share in the net earnings of Société Minière Orcapital Inc.	(243 657)	(611 900)	(700 369)	(1 318 140)
Share in the net earnings of Société Minière Orcapital Inc.	--- ___________	96 ___________	--- ___________	192 ___________
Net loss for the period	(243 657)	(611 804)	(700 369)	(1 317 948)
Deficit - Beginning of period	(23 162 919) ___________	(21 025 395) ___________	(22 706 207) ___________	(20 319 251) ___________
Deficit - End of period	(23 406 576) ___________	(21 637 199) ___________	(23 406 576) ___________	(21 637 199) ___________
Basic and diluted net loss per share	(0,008) _____________	(0,022) _____________	(0,024) _____________	(0,047) _____________
Basic and diluted weighted average number of shares outstanding	29 192 229 ___________	27 709 159 ___________	29 122 784 ____________	27 655 064 ___________
VIRGINIA GOLD MINES INC. (An exploration company) Statements of Cash Flows For the periods of three (3) and six (6) months ended November 30, 2002 and 2001 (unaudited) (expressed in Canadian dollars)
	2002 3 months $	2001 3 months $	2002 6 months $	2001 6 months $
Cash flows from operating activities
Net loss for the period	(243 657)	(611 804)	(700 369)	(1 317 948)
Items not affecting cash and cash equivalents
Cost of abandoned mining properties	73 208	589 444	479 339	589 444
Depreciation of office equipment	355	378	710	755
Share in the net earning of Société Minière Orcapital Inc.	---	(96)	---	(192)
Compensation cost of stock options	---	---	65 540	---
Loss (gain) on sale of short-term investments	18 839	(231 226)	(26 154)	(62 089)
Loss on sale of long-term investments	28 419 ___________	--- ___________	28 594 ___________	--- ___________
	(122 836) ___________	(253 304) ___________	(152 340) ___________	(790 030) ___________
Net change in non-cash working capital items
Income taxes recoverable	10 501	4 640	3 340	4 640
Amounts receivable	(703 514)	(398 132)	(865 462)	(1 574 563)
Prepaid expenses	165 309	138 473	4 962	155 399
Accounts payable and accrued liabilities	127 549 ___________	(909 339) ___________	292 896 ___________	(97 950) ___________
	(400 155) ___________	(1 164 358) ___________	(564 264) ___________	(1 512 474) ___________
	(522 991) ___________	(1 417 662) ___________	(716 604) ___________	(2 302 504) ___________
Cash flows from financing activities
Increase (decrease) in share capital issued for cash	485 532	(1 798)	1 275 289	1 070 837
Decrease in exploration funds	529 443 ___________	496 324 ___________	236 166 ___________	1 338 215 ___________
	1 014 975 ___________	494 526 ___________	1 511 455 ___________	2 409 052 ___________
Cash flows from investing activities
Change in short-term investments	(689 577)	2 352 877	(146 219)	(728 528)
Proceeds from sale of long-term investments	28 890	---	51 180	---
Increase in mining properties net of grants and other credits	(460 282)	(70 294)	(602 108)	(379 926)
Additions to office equipment	255 ___________	--- ___________	--- ___________	(2 014) ___________
	(1 120 714) ___________	2 282 583 ___________	(697 147) ___________	(1 110 468) ___________
Net change in cash and cash equivalents	(628 730)	1 359 447	97 704	(1 003 920)
Cash and cash equivalents - Beginning of period	2 079 141 ___________	341 150 ___________	1 352 707 ___________	2 704 517 ___________
Cash and cash equivalents - End of period	1 450 411 ___________	1 700 597 ___________	1 450 411 ___________	1 700 597 ___________
Additional information
Interests cashed	33 398	60 188	77 689	204 042
Income taxes paid	3 556	4 407	6 126	8 467

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)
1 Summary of significant accounting policies

Interim financial informations
The financial information as at November 30, 2002 and for the periods ended November 30, 2002 and 2001 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Intermediary results may not necessarily be indicative of results anticipated for the year.

These intermediary financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These intermediary financial statements should be read in conjunction with the company’s most recent annual financial statements.

Stock option plan and new accounting policy
The company maintains a stock option plan, which is described in note 9 of the annual audited financial statements. Under Canadian generally accepted accounting principles, no compensation expense is recognized for this plan when stock options are granted to plan participants. Any consideration received from plan participants upon the exercise of stock options is credited to share capital.

In November 2001, the Accounting Standards Board of Canadian Institute of Chartered Accountants (“CICA”) issued new standards for stock-based payments (Section 3870, Stock-Based Compensation and Other Stock-Based Payments), which are effective for fiscal years beginning on or after January 1, 2002. This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock based payments made to non-employees must be systematically accounted for in the company’s financial statements. These standards define a fair value-based method of accounting and encourage companies to adopt this method of accounting for their stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant dated based on the fair value of the award and should be recognized over the related service period. The companies that do not adopt the fair value method of accounting for their awards granted to employees are required to include in their financial statements pro-forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied (note 4).

The expenses related to the stock options granted to suppliers have been classified under the heading «Professional Fees». For the three-month period ended November 30, 2002, no expenses have been accounted for.

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)
2 Mining properties	Undivided interest %	Balance as at June 1, 2002 $	Costs incurred $	Mining properties abandoned and payment on options $	Balance as at November 30, 2002 $

Kogaluk (2 permits & 17 claims)
Mining property	---	9 855	---	---	9 855
Exploration costs		111 959 ___________	--- ___________	--- ___________	111 959 ___________
		121 814 ___________	0 ___________	0 ___________	121 814 ___________

Baie Payne (3 permits)
Mining property	50	57 350	7 060	(38 404)	26 006
Exploration costs		489 713 ___________	90 ___________	(316 355) ___________	173 448 ___________
		547 063 ___________	7 150 ___________	(354 759) ___________	199 454 ___________

Chutes des passes (673 claims)
Mining property	100	152 392	---	---	152 392
Exploration costs		399 593 ___________	251 ___________	--- ___________	399 844 ___________
		551 985 ___________	251 ___________	0 ___________	552 236 ___________

La Grande Sud (2 permits & 43 claims)
Mining property	100	598 843	---	---	598 843
Exploration costs		3 037 955 ___________	21 ___________	--- ___________	3 037 976 ___________
		3 636 798 ___________	21 ___________	0 ___________	3 636 819 ___________

Auclair (1 permit & 123 claims)
Mining property	100	250 389	---	(20 000)	230 389
Exploration costs		188 429 ___________	--- ___________	--- ___________	188 429 ___________
		438 818 ___________	0 ___________	(20 000) ___________	418 818 ___________

Apple (1 permit)
Mining property	100	27 075	---	(16 083)	10 992
Exploration costs		95 912 ___________	--- ___________	(56 972) ___________	38 940 ___________
		122 987 ___________	0 ___________	(73 055) ___________	49 932 ___________

Lac Gayot (6 permits)
Mining property	100	41 292	---	---	41 292
Exploration costs		793 276 ___________	(2 000) ___________	--- ___________	791 276 ___________
		834 568 ___________	(2 000) ___________	0 ___________	832 568 ___________

Poste Lemoyne Extension (1 permit)
Mining property	50	6 620	1 512	---	8 132
Exploration costs		142 533 ___________	231 656 ___________	--- ___________	374 189 ___________
		149 153 ___________	233 168 ___________	0 ___________	382 321 ___________
Lac Noëlla (1 permit)
Mining property	62	36 215	---	---	36 215
Exploration costs		142 034 ___________	195 879 ___________	--- ___________	337 913 ___________
		178 249 ___________	195 879 ___________	0 ___________	374 128 ___________

Éléonore (77 claims)
Mining property	100	7 700	7 230	---	14 930
Exploration costs		53 971 ___________	51 787 ___________	--- ___________	105 758 ___________
		61 671 ___________	59 017 ___________	0 ___________	120 688 ___________

Megatem (938 permits)
Mining property	45	18 763	10 480	---	29 243
Exploration costs		109 031 ___________	227 533 ___________	--- ___________	336 564 ___________
		127 794 ___________	238 013 ___________	0 ___________	365 807 ___________

Others
Mining property		220 153	24 126	(5 440)	238 839
Exploration costs		233 878 ___________	689 483 ___________	(46 085) ___________	877 276 ___________
		454 031 ___________	713 609 ___________	(51 525) ___________	1 116 115 ___________
Tax credit and mining rights		--- ___________	--- ___________	(823 000) ___________	(823 000) ___________
		7 224 931 ___________	1 445 108 ___________	(1 322 339) ___________	7 347 700 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to Intermediary Financial Statements (unaudited)
(expressed in Canadian dollars)

3 Share Capital

Authorized
 Unlimited number of common shares, without par value
29,839,884 shares issued and allotted *

* 369 877 shares are subject to escrow and cannot be released without the consent of regulatory authorities.

4 Stock Option Plan

Beneficiaries		Number of shares	Price ($)	Expiry date
Directors and managers		42 983	1.25 to 2.44	April 1, 2006 to February 9, 2010
		3 127 902	0.43 to 0.90	Feb. 11, 2003 to July 26, 2012
Suppliers		1 204 299	0.52 to 0.90	June 8, 2005 to July 26, 2012

The company has elected not to use the fair value-based method to measure the compensation cost related to grants of stock options. In this instance, however, under section 3870, Stock-based compensation and other stock-based payments, the company is required to make pro-forma disclosures of loss and basic and diluted loss per share as if the fair value based method of accounting had been applied.

No options have been granted during the three-month period ended November 30, 2002.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

If the fair value based method had been used to account for stock-based compensation costs related to stock options issued to employees, directors and executive officers, the loss and related loss per share would be as follows:

	Three-month periods ended		Six-month periods ended
	November 30, 2002 $	November 30, 2001 $	November 30, 2002 $	November 30, 2001 $
Pro-forma loss for the period	243 657	611 804	737 169	1 317 948
Pro-forma basid and diluted loss per share	0,008	0,022	0,025	0,047
5 Warrants
Number of warrants			Price ($)	Expiry date
300 000			2,00	December 28, 2003
416 667			1,50	May 20, 2004

6 Subsequent events

On December 20, 2002, the Company completed a private placement with Le Fonds d'investissement Réa inc.333,333 shares at a price of 1.20 $ each have been issued. Each common share is accompanied by half a purchase warrant, each purchase warrant permitting to acquire a common share at a price of 1.50 $ within the 12 months following the closing date.

7 Differences between Canadian and U.S. GAAP

These intermediary financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 16 to the company’s most recent annual financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these intermediary financial statements.

Reconciliation of net loss to conform with U.S. GAAP

The following summary sets out the material adjustments to the company's reported net loss and net loss per share which would be made to conform with U.S. GAAP.

	Three-month periods ended		Six-month periods ended
	November 30, 2002 $	November 30, 2001 $	November 30, 2002 $	November 30, 2001 $
Net loss for the period in accordance with Canadian GAAP	243 657	611 804	700 369	1 317 948
Mining properties	387 074	(100 114)	122 769	209 518
Stock options granted to non-employees and repricing	509 152 ___________	46 053 ___________	509 152 ___________	90 106 ___________
Net loss for the period in accordance with U.S. GAAP	1 139 883	557 743	1 332 290	1 617 572
Other comprehensive loss Unrealized (gains) loss on short-term investments	485 365	(116 553)	207 809	(117 281)
Unrealized losses (gains) on long-term investments	(141 752) ___________	25 269 ___________	218 230 ___________	(50 536) ___________
Comprehensive loss	1 483 496 ___________	466 459 ___________	1 758 329 ___________	1 449 755 ___________

Basic and diluted net loss per share in accordance with U.S. GAAP	0,039 ___________	0,020 ___________	0,046 ___________	0,058 ___________

Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP	29 192 229 ___________	27 709 159 ___________	29 122 784 ___________	27 655 064 ___________

As a result of the above adjustments to net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:
	As at November 30, 2002 $ (unaudited)	As at May 31, 2002 $ (audited)
Share capital
Share capital in accordance with Canadian GAAP	44 185 331	42 910 042
Stock-based compensation costs	2 348 899 ___________	1 774 207 ___________
Share capital in accordance with U.S. GAAP	46 534 230 ___________	44 684 249 ___________

Accumulated deficit
Deficit in accordance with Canadian GAAP	23 406 576	22 706 207
Mining properties	7 347 700	7 224 931
Stock-based compensation costs	2 283 359 ___________	1 774 207 ___________
Deficit in accordance with U.S. GAAP	33 037 635 ___________	31 705 345 ___________
Other accumulated comprehensive income (loss) Unrealized gains on short-term investments
Balance - Beginning of period	232 631	333 475
Unrealized losses arising during the period	(207 809) ___________	(100 844) ___________
Balance - End of period	24 822 ___________	232 631 ___________

Unrealized losses on long-term investments
Balance - Beginning of period	(223 311)	82 122
Unrealized losses arising during the period	(218 230) ___________	(305 433) ___________
Balance - End of period	(441 541) ___________	(223 311) ___________
Other accumulated comprehensive income (loss)	(416 719) ___________	9 320 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to Intermediary Financial Statements (unaudited)
(expressed in Canadian dollars)

Balance Sheets
	November 30, 2002 $ (unaudited)	May 31, 2002 $ (audited)
Current assets
Cash and cash-equivalents	1 450 411	1 352 707
Short-term investments	7 141 232	7 176 668
Income taxes recoverable	---	3 340
Amounts receivable	4 192 633	3 327 171
Prepaid expenses	32 878 ___________	37 840 ___________
	12 817 154	11 897 726

Exploration funds	693 332	929 498
Long-term investments	477 952	775 956
Office equipment	5 666 ___________	6 376 ___________
	13 994 104 ___________	13 609 556 ___________

Current liabilities
Accounts payable and accrued liabilities
Related companies	128 598	131 551
Others	785 630 ___________	489 781 ___________
	914 228 ___________	621 332 ___________

Shareholders' Equity
Share capital	46 534 230	44 684 249
Deficit	(33 037 635)	(31 705 345)
Other accumulated comprehensive income (loss)	(416 719) ___________	9 320 ___________
	13 079 876 ___________	12 988 224 ___________
	13 994 104 ___________	13 609 556 ___________

Statements of cash flows
	Three-month periods ended		Six-month periods ended
	November 30, 2002 $	November 30, 2001 $	November 30, 2002 $	November 30, 2001 $
Operating activities	(1 557 965)	(1 487 956)	(1 893 404)	(2 682 430)
Financing activities	1 589 667	494 526	2 086 147	2 409 052
Investing activities	660 432 ___________	2 352 877 ___________	(95 039) ___________	(730 542) ___________
Increase (decrease) in cash and cash equivalents	(628 730)	1 359 447	97 704	(1 003 920)
Cash and cash equivalents - Beginning of period	2 079 141 ___________	341 150 ___________	1 352 707 ___________	2 704 517 ___________
Cash and cash equivalents - End of period	1 450 411	1 700 597	1 450 411	1 700 597
	___________	___________	___________	___________
Statements of earnings
	Three-month periods ended		Six-month periods ended
	November 30, 2002 $	November 30, 2001 $	November 30, 2002 $	November 30, 2001 $
Revenues	185 227	310 692	442 204	638 929
Expenses	1 314 883 ___________	863 371 ___________	1 779 585 ___________	2 266 173 ___________
Loss for the period before income taxes and share in the net earnings of Société Minière Orcapital Inc.	(1 129 656)	(552 679)	(1 337 381)	(1 627 244)
Income taxes	10 227 ___________	5 160 ___________	(5 091) ___________	(9 480) ___________
Loss for the period before share in the net earnings of Société Minière Orcapital Inc.	(1 139 883)	(557 839)	(1 332 290)	(1 617 764)
Share in the net earnings of Société Minière Orcapital Inc.	--- ___________	96 ___________	--- ___________	192 ___________
Net loss for the period in accordance with U.S. GAAP	(1 139 883) ___________	(557 743) ___________	(1 332 290) ___________	(1 617 572) ___________

Accounting for stock-based compensation
	Three-month periods ended		Six-month periods ended
	November 30, 2002 $	November 30, 2001 $	November 30, 2002 $	November 30, 2001 $
Net loss for the period in accordance with U.S. GAAP	1 139 883	557 743	1 332 290	1 617 572
Adjustment related to stock options granted to directors and managers	720 084 ___________	37 140 ___________	756 884 ___________	74 280 ___________
Pro-forma net loss for the period	1 859 967 ___________	594 883 ___________	2 089 174 ___________	1 691 852 ___________
Pro-forma net loss per share	0,064 ___________	0,021 ___________	0,072 ___________	0,061 ___________